Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	December 2, 2014

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Capital Management Investment Trust (the “Trust”) (File Nos. 33-85242 and 811-08822) on behalf of the Wellington Shields All-Cap Fund (the “Fund”), the proposed new series of the Trust

Dear Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter contains the Trust’s response to oral comments received from Ms. O’Neal-Johnson on October 23, 2014 in connection with the review of the Trust’s Registration Statement on Form N-1A, filed electronically on August 27, 2014.  Set forth below is a summary of the comments received from Ms. O’Neal-Johnson and the Trust’s responses thereto.

1.	Comment: Please confirm the name of the Fund’s share class in the fee table and throughout the Registration Statement.

Response:  The Fund’s new class of shares will be entitled “Class A” shares.

2.	Comment: Please confirm that the Fund will not have a sales load or redemption fee; further, please provide the complete fee table via correspondence.

Response:  The Fund will not have a sales load or redemption fee. Also, the Fund’s fee table has been updated as follows:

Shareholder Fees (fees paid directly from your investment)

Class A Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Redemption Fee (as a percentage of the amount redeemed, if applicable).	None

Securities and Exchange Commission
December 2, 2014

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)

Class A Shares
Management Fees	1.00%
Distribution and Service (12b-1) Fees	0.35%
Other Expenses1	0.65%
Total Annual Fund Operating Expenses	2.00%
Fee Waiver and/or Expense Reimbursement 2	(0.50)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement 1, 2	1.50%

1	“Other Expenses” are based on estimated amounts for the current fiscal year.

2
Wellington Shields Capital Management, LLC (the “Adviser”) has entered into a contractual agreement with the Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, payments, if any, under a Rule 12b-1 Plan, and Acquired Fund Fees and Expenses) to not more than 1.15% subject to the Adviser’s right to recoup payments on a rolling three-year basis so long as the payments would not exceed the 1.15% expense cap.  The contractual agreement cannot be terminated prior to April 1, 2016 without the Trust’s Board of Trustees’ approval.

3.	Comment: Please describe the terms and conditions of the three-year recoupment of advisory fees suggested in footnote 2 of the fee table.

Response:  Section 1(e) of the Expense Limitation Agreement dated December 1, 2014, by and between the Fund and Wellington Shields Capital Management, LLC (the “Adviser”) states:

“(e) Recapture. If the Adviser so requests, any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to this Agreement shall be repaid to the Adviser by the respective Fund in the first, second and third year following the year in which any such reimbursement or waiver occurs, if the total annual Fund Operating Expenses for the applicable following year, after giving effect to the repayment, do not exceed the Operating Expense Limit with respect to the average daily net assets of the Fund (or any lower expense limitation or limitations to which the parties may otherwise agree).”

4.	Comment: Please update the expense example to show one- and three-year examples, only.

Securities and Exchange Commission
December 2, 2014

Response:  The Fund has updated the disclosure as requested.

5.	Comment: Please confirm whether the Fund will invest in international securities.

Response:  The Trust does not intend to invest in international securities.

6.	Comment: Please confirm whether the Fund will invest in other mutual funds.

Response: The Fund does not have a principal investment strategy to invest in other mutual funds; however, the Fund may invest in other mutual funds on an infrequent basis (e.g., to invest cash, etc.) as permitted by the Investment Company Act of 1940, as amended (the “1940 Act”).

7.	Comment: Please confirm that, as applicable, any dividends payable because of short sales made by the Fund will be shown in the Fund’s fee table under “Other Expenses.”

Response:  The Fund confirms that any dividends payable because of short sales made by the Fund will be shown in the Fund’s fee table under “Other Expenses.”

8.	Comment: Please confirm whether the Adviser is new to mutual fund investment management.

Response:  While the Adviser is new to mutual fund investment management, the Adviser’s employees providing services to the Fund are also employees of Capital Management Associates, Inc., investment manager to the other two series of the Trust, the Capital Management Small-Cap Fund and the Capital Management Mid-Cap Fund.

9.	Comment: Please remove any related account performance from the Fund’s Summary.

Response:  The Fund has updated the disclosure as requested.

10.	Comment: Please confirm that the related performance presentation conforms with the Staff’s position in Nicholas-Applegate Mutual Funds, 1996 SEC No-Act. LEXIS 674 (the “Nicholas-Applegate Letter”).

Response:  The Fund has included related account performance in the Prospectus in conformance with the Nicholas-Applegate Letter. The presented performance is for the Adviser's only private account that is managed with investment objectives, policies and strategies substantially similar to those used in managing the Fund. The private account is of a size sufficiently comparable to the expected size of the Fund to ensure that the private account performance would be relevant to a potential investor in the Fund. Also, the Fund’s Prospectus states that the performance information is related to the Adviser's management of the private account and that such information should not be interpreted as indicative of the Fund's future performance.

Securities and Exchange Commission
December 2, 2014

11.	Comment: Please confirm that the related performance is presented for a similar private account managed by the Adviser, not a predecessor account.

Response: The Fund confirms that the related performance is presented for a similar private account managed by the Adviser, not a predecessor account.

12.
Comment:  Please confirm that the related performance is presented for a period where the private account primarily held cash and thereafter for a period where the private account is managed with investment objectives, policies and strategies substantially similar to those used in managing the Fund.

Response:  The Fund has presented related performance for a period where the private account primarily held cash and thereafter for a period where the private account is managed with investment objectives, policies and strategies substantially similar to those used in managing the Fund. The Fund asserts that this presentation is both more transparent for potential investors, and more clearly shows the Adviser’s ability to manage private account assets with investment objectives, policies and strategies substantially similar to those used in managing the Fund.

13.	Comment: Please confirm that all account expenses are included in the related account performance presentation.

Response:  The Fund confirms that all account expenses are included in the related account performance presentation.

14.	Comment: Please disclose the method by which the related account performance was calculated, if different from the SEC method.

Response:  The Fund confirms that the related account performance was calculated using the SEC method.

15.	Comment: Please include in correspondence the updated related performance disclosure now found at Item 9 of the Prospectus.

Response:  The updated related performance disclosure is as follows:

“SIMILAR ACCOUNT HISTORICAL PERFORMANCE.

As a newly registered mutual fund, the Fund does not have a full calendar year of performance as a mutual fund.  The prior performance shown below is for a separately managed investment account managed by the portfolio managers of the Fund (the “Similar Account”). The Fund’s investment objectives, policies, and strategies are substantially similar to the Similar Account’s investment objectives, policies, and strategies. The Similar Account has been fully invested and managed in a substantially similar style and by the same portfolio managers as the Fund since May 31, 2013. From December 4, 2012 to May 31, 2013, the Similar Account held substantial amounts of cash; thus for this initial period, the Similar Account was not yet managed with substantially similar investment objectives, policies, and strategies as the Fund. The Similar Account’s past performance shown below is not necessarily an indication of how the Fund will perform in the future. Performance information for Class A shares will be included after the Fund has been in operation for one complete calendar year.

Securities and Exchange Commission
December 2, 2014

The following table shows the average annual returns for the Similar Account over various periods ended September 30, 2014 and reflects the actual fees and expenses that were charged to the Similar Account. The Similar Account is not subject to certain investment restrictions, diversification requirements and other restrictions of the Investment Company Act of 1940, as amended (the “1940 Act”) or Subchapter M of the Internal Revenue Code of 1986, as amended, which, if they had been applicable, might have adversely affected the Similar Account’s performance.

The Similar Account is a separately managed investment account, and does not qualify as a regulated investment company for federal income tax purposes and is not required to make regular distributions of income or capital gains. As a result, we are unable to show the after-tax returns for the Similar Account. The index information is intended to permit you to compare the Similar Account’s performance to a broad measure of market performance.

Average Annual Total Returns
(For periods ended September 30, 2014)

	1 Year	Since Fully Invested (April 30, 2013)	Since Inception (December 4, 2012)
Similar Account	22.38%	34.52%	40.53%
S&P 500 Index	19.73%	27.23%	45.68%”

16.	Comment: Please confirm whether shareholder notice is needed to change the Fund’s investment objective.

Response:  The Fund’s investment objective is non-fundamental, and may be changed upon 60 days’ notice to shareholders, and without shareholder approval. The Fund has updated the Prospectus’ disclosure accordingly.

17.	Comment: Please confirm that the Privacy Notice is not a part of the Prospectus.

Response:  The Fund confirms that the Privacy Notice is not a part of the Prospectus, and has updated the disclosure accordingly.

Securities and Exchange Commission
December 2, 2014

18.	Comment: Please complete the back cover page of the Prospectus.

Response:  The Fund has completed the back cover page of the Prospectus as requested.

19.	Comment: Please remove the redundant “Statement of Additional Information” listed on the first page of the Statement of Additional Information (“SAI”).

Response:  The Fund has updated the SAI disclosure as requested.

20.	Comment: Please consider whether the non-fundamental policy listed on page 7 of the SAI regarding loans should more properly be a fundamental policy of the Trust.

Response:  The Trust has updated its fundamental policies as suggested.

Securities and Exchange Commission
December 2, 2014

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of Capital Management Investment Trust

cc:	Ms. Deborah O’Neal-Johnson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mr. Jameson McFadden
Capital Management Investment Trust
140 Broadway
New York, NY 10005